BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

July 21, 2010

VIA EDGAR CORRESPONDENCE

Ms. Erin Jaskot, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed on March 26, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 001-14649

Dear Ms. Jaskot:

On behalf of our client Trex Company, Inc. (the “Company”), we are writing in regards to the Staff’s comment letter dated July 6, 2010 with respect to the above-referenced filings.   Per our telephone conversation with you on July 9, 2010, please allow this letter to confirm that the Staff has graciously granted our request for a deferral of the date for the Company’s response to the Comment Letter to August 6, 2010.

We appreciate your assistance in review of the Company’s periodic filings.   Please contact me by telephone at (804) 343-5023 if you have any questions or require any additional information.

Sincerely,

WOODS ROGERS PLC

/s/ Brian M. Brown

BMB:ml

cc:	Terence O’Brien, Accounting Branch Chief
Ms. Melissa N. Rocha, Staff Accountant
Ms. Pam Long, Assistant Director
James E. Cline, Vice President and Chief Financial Officer
William R. Gupp, Chief Administrative Officer, General Counsel and Secretary

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